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Report of Independent Accountants

To the Board of Directors of Prudential Prudential Mortgage Capital Company, LLC:

We have examined management's assertion, dated April 12, 2002, about Prudential Asset Resources, Inc.'s (a wholly - owned subsidiary of Prudential Mortgage Capital Company, LLC) and its affiliate sub-servicer's (the "Servicer") compliance with its established minimum servicing policy ("Servicing Policy") relating to mortgage loans held by LaSalle Bank National Association, as Trustee for the Banc of America Commercial Mortgage Inc. Commercial Mortgage Pass-Through Certificates Series 2001-PB1, as of December 31,2001 and for the year then ended, included in the accompanying management assertion (see Exhibit I). Management is responsible for the Servicer's compliance with the Servicing Policy. Our responsibility is to express an opinion on management's assertion about the Servicer's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer's compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer's compliance with the Servicing Policy.

In our opinion, management's assertion that the Servicer complied with the aforementioned Servicing Policy as of and for the year then ended December 31, 2001, is fairly stated, in all material respects.

PriceWaterhouseCoopers LLP

April 25, 2002